*KW 3/12/14

Public.

14046916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 17631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Securties, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 Elizabeth Street, #403
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wong, Vice President (212) 964-6505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI, WEI & CO.,LLP
(Name – *if individual, state last, first, middle name*)

133-10 39Ave. (Address) Flushing (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

AFFIRMATION

I, Yee Yee Wong, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Colonial Securities, Inc. as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither Colonial Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Yee Yee Wong 2/25/14
Yee Yee Wong Date

President
Title

Sworn to before me this 24th day of February 2014.

Notary Public

ALICE YONG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YO4856708
Qualified in Suffolk County
My Commission Expires April 21, 2014

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	26,634
Receivable from clearing organization *(Note 3)*		168,928
Property and equipment, net of accumulated depreciation and amortization of $64,464 *(Notes 2 and 4)*		9,907
Deferred income taxes *(Notes 2 and 7)*		82,952
Other assets		34,204
TOTAL ASSETS	$	322,625

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	27,502
Stockholder loans *(Note 5)*		5,570
Total current liabilities		33,072
COMMITMENTS AND CONTINGENCIES *(Notes 6 and 9)*		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value,		
Class A, voting; authorized 500 shares; issued and outstanding 252 shares		58,500
Class B, non-voting; authorized 500 shares; issued and outstanding 120 shares		26,460
Additional paid-in capital		98,000
Retained earnings		106,593
Total stockholders' equity		289,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	322,625

See accompanying notes to financial statements.